FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Adair, Charles E. (Last) (First) (Middle) 2001 Third Ave South (Street) Birmingham, AL 35233 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/24/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Torchmark Corporation
(TMK)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,000	D
Common Stock	0	I	NA

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Director Stock Option (Right to Buy)	10/24/2003 / 04/26/2013	Common Stock / 6,000	$38.47	D
Explanation of Responses:

                              POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Carol A. McCoy, Larry M. Hutchison, Joyce L. Lane and Michael J. Klyce, signing singly, the undersigned's true and lawful attorney-in-fact to:

1.        execute for and on behalf of the undersigned, in theundersigned's capacity as an officer and/or director of Torchmark Corporation (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2.        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities and Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 24th day of April, 2003.

                                                /s/ Charles E. Adair
                                                    Signature

                                                    Charles E. Adair
                                                    Print Name

By:	Date:
/s/ Charles E. Adair, By: /s/ Carol A. McCoy, Attorney-in-Fact	04/29/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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